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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL SECTION
RECEIVED
AUG 3 0 2004
WASH. DC 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



04013091

SEC FILE NUMBER
8-45002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____7/1/2003_____ AND ENDING _____6/30/2004_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

I.C.R. Financial Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7863 Girard Avenue, Suite 300
(No. and Street)

La Jolla, CA 92037

| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adolf Kohn   (858) 456-6070
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128

| *(Address)* | *(City)* | *(State)* | *(Zip Code)* |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Adolf Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.C.R. Financial Center, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I.C.R. FINANCIAL CENTER, INC.

Financial Statements

And

Independent Auditor's Report

June 30, 2004

I.C.R. FINANCIAL CENTER, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518   Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
I.C.R. Financial Center, Inc.

We have audited the accompanying statement of financial condition of I.C.R. Financial Center, Inc. as of June 30, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.C.R. Financial Center, Inc. at June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 18, 2004

I.C.R. FINANCIAL CENTER, INC.

Statement of Financial Condition

June 30, 2004

ASSETS

Cash	$51,894
Receivables	5,510
Prepaid and other assets	7,633
	$65,037

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 4,516
Stockholders' equity	
Common stock, 1,000,000 shares authorized,	
500,000 shares issued and outstanding	50,000
Retained earnings	10,521
Total stockholders' equity	60,521
	$65,037

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Operations

Year Ended June 30, 2004

Revenues	
Commissions	$743,795
Other	10,067
Total revenues	753,862
Expenses	
Commissions and clearing charges	464,266
Consulting fee	158,500
Occupancy	44,877
Licenses and registrations	20,987
Outside services	13,365
Communications	9,232
Other	5,696
Total expenses	716,923
Net income	$ 36,939

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2004

| | Common Stock | | Retained Earnings | |
	Shares	Amount	(Deficit)	Total
Balance, beginning of year	500,000	$50,000	$(26,418)	$23,582
Net income	-	-	36,939	36,939
Balance, end of year	500,000	$50,000	$ 10,521	$60,521

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Cash Flows

Year Ended June 30, 2004

Cash flows from operating activities	
Net income	$36,939
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Receivables	(4,192)
Prepaid and other assets	(5,771)
Accounts payable and accrued expenses	4,364
Net cash from operating activities	31,340
Cash, beginning of year	20,554
Cash, end of year	$51,894

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. I.C.R. Financial Center, Inc. (the "Company") is a subsidiary of Reiblinger Consulting Corporation ("RCC"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue Recognition. Security transactions and the related commission revenue and expense are recorded on a settlement date basis. Investment management, advisory, and consulting fees are recognized when earned.

   Income Taxes. The Company files consolidated federal and state income tax returns with RCC. RCC has sufficient net operating losses to offset the Company's taxable income. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

   Concentration of Credit Risk. The company maintains a cash balances with a financial institutions. Management performs periodic evaluations of the relative credit standing of the institutions. The Company has not sustained any material credit losses relating to its cash accounts.

   Receivables are due primarily from individual customers and financial institutions such as investment companies, insurance companies, and clearing broker/dealers. No allowance for doubtful accounts was considered necessary at June 30, 2004.

   Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2004 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2004.

2. **RELATED PARTY TRANSACTIONS**

   During fiscal 2004, the Company paid a consulting fee of $158,500 to RCC.

3. **NET CAPITAL REQUIREMENTS**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

I.C.R. FINANCIAL CENTER, INC.

Notes to Financial Statements

At June 30, 2004, the Company had a ratio of 0.09 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2004, the Company had net capital of $49,846 which was $44,846 in excess of the amount required by the SEC.

4. **RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES**

The Company is exempt from provisions of rule 15c3-3 (per paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

****

I.C.R. FINANCIAL CENTER, INC.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2004

	FOCUS X-17A-5 Part IIA
Total stockholders' equity	$60,521
Less non-allowable assets	
Cash	159
Receivables	2,883
Deposit with clearing organization	7,633
Net capital	$49,846
Total aggregate indebtedness	$ 4,516
Ratio of aggregate indebtedness to net capital	0.09
Minimum net capital required	$5,000

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of June 30, 2004.*

I.C.R. FINANCIAL CENTER, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2004

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2004; and a reconciliation to that calculation is not included herein.

I.C.R. FINANCIAL CENTER, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2004

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

I.C.R. Financial Center, Inc.:

In planning and performing our audit of the financial statements of I.C.R. Financial Center, Inc. (the "Company") for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at June 30, 2004 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended June 30, 2004.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 18, 2004